STORAGE CAPITAL, LLC

103 Spinnaker Lane

Jupiter, FL 33477

January 21, 2020

The Board of Directors

Global Self Storage, Inc.

11 Hanover Square, 12th Floor

New York, NY 10005

Dear Members of the Board of Directors,

The undersigned, together with its affiliates and related parties (collectively “Storage Capital” or “we”), are the beneficial owners of an aggregate of 400,589 shares of Global Self Storage, Inc. (the “Company” or “SELF”), representing approximately 4.3% of the Company’s outstanding common stock. We are disappointed in the Company’s performance and we would like the board to set forth a path to increasing shareholder value. We believe certain essential elements of increasing value for shareholders are:

1.	Refrain from further shareholder dilutive actions such as the recent rights offering. We estimate SELF’s net asset value (“NAV”) to be approximately $70M or $7.50 per share, implying that the Company’s shares trade at an approximate 40% discount to its NAV, liquidation value or fair market value. Given this large discount, and while the discount remains, the Company should avoid further shareholder dilutive actions.

Moreover, we were surprised to see the Company conduct an offering at such a large discount to its NAV only to use the proceeds to finance the purchase of the West Henrietta, NY facility – effectively paying fair market value or 100% NAV for the acquisition. Additionally, the Company has estimated the costs associated with the rights offering to be $400,000 – a large sum for a company of SELF’s size and expensive at approximately six percent of the funds raised.

2.	Use the Company’s funds from operations (“FFO”) to repurchase SELF’s deeply undervalued stock. More particularly, prioritize share buybacks over dividends (other than dividends required to comply with applicable REIT law) if SELF stock trades at a 10% or greater discount to its NAV.

We urge the Company to promptly announce a share buyback program given the large discount at which the stock trades in relation to its NAV. Implementing a share buyback program would send the right message to shareholders that the Company knows its shares are undervalued and management and the board intend to do something about it. Furthermore, the Company should also communicate to shareholders that, if the discount to NAV is greater than 10%, buybacks will be prioritized over dividends. At today’s stock price, we estimate buying back shares equates to purchasing ownership in self-storage assets at $0.60 on the dollar and in a tax-efficient manner.

3.	Implement a sustainable dividend policy and adjust the dividend payout to a level the Company can comfortably cover with its FFO or similar metric. Given the Company’s small size, we recommend the payout ratio be at or below its publicly traded self-storage peer companies (subject to compliance with applicable REIT law).

For the period from January 19th, 2016 (when the Company uplisted to the NASDAQ and changed its reporting standards) through the third quarter of 2019, the Company reported FFO of $5.56M. Dividends paid over the same period were $7.40M, resulting in $1.84M in dividends paid out to shareholders that the Company was unable to cover from its own funds from operations and which needed to be financed from other sources. This trend is not likely to improve as the fourth quarter dividend remained flat, at $0.065 per share, while shares outstanding have increased by approximately 20% due to the recently completed rights offering. We estimate the additional cash flow provided by the recent W. Henrietta acquisition did not come close to covering the additional $100,000+ the Company paid out in dividends in the fourth quarter. As shareholders, we question why a company of such a small size and limited resources has such an aggressive and unsustainable dividend policy? And why does SELF consistently pay out dividends so far in excess of what it earns? Each of the Company’s five publicly traded self-storage peers, the smallest of which is 50x the market capitalization of SELF, have far more conservative payout ratios. We urge the Company do the same.

4.	Sell the Company’s Investments in Securities which, we estimate, are largely held in shares of SELF’s publicly traded self-storage peers. Use the proceeds to buyback SELF stock.

As of the third quarter of 2019, the Company reported Investments in Securities of $1.9M. Looking at SELF’s previously filed Certified Shareholder Report from 2016 (SEC form N-CSR), we believe that these investments are largely held in shares of the Company’s publicly traded self-storage peers. As a group, these peers have recently traded at a premium to their NAV. Why not sell the securities (trading at a premium to NAV) and buyback SELF stock with the proceeds (trading at a discount to NAV)?

5.	Nominate our candidates for board of directors on this year’s proxy statement.

We believe that shareholders would welcome changes at the board level. We will send our thoughts on board composition as well as candidates for nomination in a separate letter.

As one of SELF’s largest shareholders, we look forward to a constructive dialogue with management and the board. While we see ourselves as long-term investors and hope to be shareholders of SELF for many years, we urge the Company to take immediate action to close SELF’s large discount to its NAV. We are available to discuss our recommendations immediately.

Regards,

/s/ Carl J. Bardy Jr.
CJ Bardy
203-554-0536
cj@denisoncapitalpartners.com